Exhibit 99.1

Crown's application for leave to appeal tax ruling granted

RICHMOND, BC, May 15, 2014 /CNW/ - Catalyst Paper (TSX:CYT) announced today that the British Columbia Court of  Appeal has granted the Province of British Columbia's (the "Province") application for leave to appeal from the Supreme Court of British Columbia (the "Supreme Court") ruling announced on January 29, 2014 involving Catalyst Paper and Powell River Energy Inc. The Supreme Court has ruled in favour of Catalyst in its action against the Province involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010.

The Province's granted leave to appeal may delay Catalyst's receipt of a sales tax refund estimated at $5.8 million including interest.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to on-going litigation, demand for products, and production, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to its legal position, future economic conditions, demand for products, levels of advertising, product pricing, ability to improve productivity and operating costs, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 17:14e 15-MAY-14